UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-37385

Baozun Inc.

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The address of the corporate headquarters of Baozun Inc. (the “Company”) has been changed from “Building B, No. 1268 Wanrong Road, Shanghai 200436, the People’s Republic of China” to “No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, the People’s Republic of China” with effect from October 8, 2021. The Company’s telephone number and fax number for corporate information and inquiry have also been changed to “+86 21 6080-9991” and “+86 21 6080-9801,” respectively, with effect from the same day.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

By:	/s/ Arthur Yu
Name:	Arthur Yu
Title:	Chief Financial Officer

Date: October 8, 2021